Exhibit 107
Calculation of Filing Fee Table
424(b)(5)
(Form Type)
First Busey Corporation
(Exact Name of Registrant as Specified in its Charter)
Table 1: Newly Registered Securities
	Security Type	Security Class Title	Fee Calculation Rule or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Debt	5% Fixed to Floating Rate Subordinated Notes Due 2032	Rule 457(r)	$100,000,000	100.00%	$100,000,000	0.0000927	$9,270.00
Fees Previously Paid	—	—	—	—	—	—	—	—
Carry Forward Securities
Carry Forward Securities	—	—	—	—	—	—	—	—
		Total Offering Amounts				$100,000,000		$9,270.00
		Total Fees Previously Paid						—
		Total Fee Offsets						—
		Net Fee Due						$9,270.00